

Kathryn De Shields-Moon, MFA · 3rd

PR & Partnerships Manager at Skillshot Media | Indie Game
Dev Advocate

Atlanta, Georgia · 500+ connections · **Contact info**

 **Skillshot Media**

 **Cornell University**

Experience



Skillshot Media
2 yrs 1 mo


PR & Partnerships Manager
Dec 2018 – Present · 1 yr 8 mos
Alpharetta, Georgia

Conference organizer for Esports Summit Atlanta, a B2B Esports Conference. Responsible for
fostering and maintaining relationships to secure community partnerships, sponsorships, in-
kind donations, and new business. Manage Skillshot's website, social media, and press
outreach. Oversee the company's content and video marketing strategies.


Senior Esports Community Specialist
Jul 2018 – Dec 2018 · 6 mos


Founder & Creative Lead
Renaissance Lion, LLC · Freelance
Apr 2015 – Present · 5 yrs 4 mos
Greater Atlanta Area

RenaissanceLion, LLC, provides attention-grabbing strategies and marketing/communications

collateral for small businesses, independent game developers, nonprofit organizations, solo
entrepreneurs, writers and students.

...see mor



Marketing Specialist
Novy Unlimited · Contract
Nov 2017 – Jul 2018 · 9 mos

Responsible for social media planning for several video games on the market and Novy
Unlimited's corporate accounts. Duties include research, copywriting and asset planning for
Facebook, Twitter, Instagram, LinkedIn and Google Plus.

...see mor



Launch Media Network
2 yrs 3 mos



Communications Manager & JTP Coordinator
Nov 2016 – Feb 2018 · 1 yr 4 mos
Greater Atlanta Area

Communications lead for Launch Media Network and its businesses GameSkinny, Gamer
Launch and PubWise, including: copywriting for websites, blogs, guest posts and promotional
collateral, proofreading, social media management, events, marketing, communications plans
and advertising.   **...see mor**



Social Media Manager
Dec 2015 – Nov 2016 · 1 yr

Monitored more than 10 social media accounts simultaneously for growth, performance and
engagement. Adjusted strategy based on data analytics.

Organized events to establish community ties and build company awareness, such a **...see mor**



Certified Peer Tutor
Savannah College of Art and Design
Jan 2015 – Aug 2016 · 1 yr 8 mos
Atlanta, Georgia

Tutored undergraduate and graduate students in writing, English composition, art history, art
criticism, ESL: writing and ESL: speaking.

Show 5 more experiences ⌄

Education



Cornell University


Certificate, Women's Entrepreneurship
2019 – 2020


Savannah College of Art and Design
Master of Fine Arts (MFA), Writing, General


Hampton University
BA, Journalism

Show 1 more education ⌄

Volunteer Experience


Camp Counselor
Camp Twin Lakes
Oct 2013 • 1 mo
Children

I volunteer with Camp-To-Go, Camp Twin Lakes' hospital-based mobile camp program. We visi
children's hospitals throughout Georgia and bring camp to the kids! Over the summer, I also
volunteer as a cabin counselor for week-long, overnight camps serving children with serious
illnesses, disabilities and other life challenges.

Skills & Endorsements

Editing · 45


Endorsed by **Wayne Dawkins and 3 others who are highly skilled at this**

Endorsed by **3 of Kathryn's colleagues at Savannah College of Art and Design**

Social Media · 33


Endorsed by **Owen Dacary/Dockery., who is highly skilled at this**

Endorsed by **3 of Kathryn's colleagues at Launch Media Network**

Creative Writing · 29

Endorsed by **Catherine Ramsdell, who is highly skilled at this**

Endorsed by **2 of Kathryn's colleagues at Launch Media Network**

Show more ⌄



